Exhibit (a)(ix)

FOR IMMEDIATE RELEASE

American Realty Capital Healthcare Trust, Inc. Announces Tender Offer

New York, New York, April 7, 2014 — American Realty Capital Healthcare Trust, Inc. (“ARC Healthcare”) (NASDAQ: HTC) announced that, in conjunction with the listing of its shares of common stock on the NASDAQ Global Select Market today, it has commenced a tender offer to purchase an amount in value of its shares of common stock up to $150 million from its stockholders. In accordance with the terms of the tender offer, ARC Healthcare will pay a purchase price of $11.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. ARC Healthcare intends to fund the tender offer with cash on hand and funds available under ARC Healthcare’s unsecured revolving credit facility.

The tender offer will expire at 12:00 midnight, Eastern Time, on May 2, 2014, unless the tender offer is extended or withdrawn. To tender shares, stockholders must follow the procedures described in the Offer to Purchase, the Letter of Transmittal and the other documents related to the tender offer filed with the Securities and Exchange Commission (the “SEC”).

Important Notice

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of ARC Healthcare. The full details of the tender offer, including complete instructions on how to tender shares, are included in the Offer to Purchase, the Letter of Transmittal and related materials, which ARC Healthcare will be distributing to stockholders shortly and filing with the SEC. Stockholders are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials when they are available because they contain important information, including the terms and conditions of the tender offer. Stockholders may obtain free copies of the Offer to Purchase, the Letter of Transmittal and other related materials filed by ARC Healthcare with the SEC at the SEC’s website at www.sec.gov or by contacting American National Stock Transfer, LLC, the information agent for the tender offer, at (877) 373-2522 (toll-free).

About ARC Healthcare

ARC Healthcare is a Maryland corporation that has qualified as a real estate investment trust for tax purposes beginning in the taxable year ended December 31, 2011.

Important Notice

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. In addition, words such as “will,” “should,” “may,” “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words.

Contacts
Anthony J. DeFazio DDCworks tdefazio@ddcworks.com Ph: 484-342-3600	Ed Lange, Jr., CFO and COO American Realty Capital Healthcare Trust, Inc. elange@arlcap.com Ph: 212-415-6500

Andrew G. Backman, Managing Director
Investor Relations/Public Relations
RCS Capital Corporation
abackman@rcscapital.com
Ph: 917-475-2135